SOTHERN ELECTRONICS CORPORATION
                     4916 N. ROYAL ATLANTA DRIVE
                     TUCKER, GEORGIA 30085-5044
                        Phone (770) 491-8962
                         Fax (770) 938-2814




                          October 31, 1996



Dear Stockholders:

     On October 31, 1996, your Board of Directors unanimously approved the adoption of a share Rights Agreement (the "Plan"). The Plan provides for a dividend distribution, payable to stockholders of record as of the close of business on November 12, 1996, of one Right ("Right") for each outstanding share of Company Common Stock. Each right entitles you to purchase from the Company eight shares of Common Stock. The ability to exercise the Right is triggered by the acquisition of 12% or more of the Company's Common Stock by a single person or group (an "Acquiring Person") or announcement of a tender offer for 12% or more of the Company's Common Stock (a "Triggering Event"). The purchase price per share will be 20% of Current Market Value, measured as of the date of announcement of a Triggering Event. Upon the occurrence of a Triggering Event, the Rights are not exercisable by the Acquiring Person. In the event of a merger or other business combination in which the Company did not survive, or its shares were exchanged, the Rights would become exercisable for shares of the acquiring corporation on the same basis.

     We are enclosing a summary description outlining the principal features of the Plan, which we urge you to read carefully. This letter furnishes our reasons for adopting the Plan.

     The Plan is designed to protect stockholders from unsolicited attempts to try to acquire part or all of the Company's stock, whether through accumulation of shares in the open market or by a tender offer, at a price below fair value. The Plan is also intended to protect your interest against coercive or unfair tactics that are designed to force a sale at low prices. These tactics may be used to put the Company "in play" to allow the bidder to sell out at a quick profit, or to threaten to disrupt the Company's operations in an attempt to obtain greenmail from the Company.

     The Plan contains provisions to protect you and the Company from these threats. In adopting the Plan, the Board of Directors was concerned with protecting stockholders against being forced to sell their shares of Common Stock at less than fair value following an unsolicited takeover attempt as well as preventing an acquiror from obtaining a significant block of shares at a unfair price, or under circumstances that would threaten the long-term welfare of the Company or its stockholders. We believe the plan will induce an acquiror to negotiate for a purchase at a fair price rather than coerce stockholders to sell at a lower price. We consider the Plan to be a valuable protection of your right to retain your investment in the Company and the full value of the investment while not foreclosing a fair acquisition bid for the Company.

     The Plan is not intended to prevent an acquisition of the Company on terms that are favorable and fair to all stockholders and will not be used for that purpose. The Plan is designed to deal with the very serious problem of unilateral actions by hostile acquirors that are calculated to deprive a company's board and its stockholders of their ability to determine the destiny of the company. The Company is among the leaders in its field, and we believe in the future of the Company and that stockholders should be afforded the opportunity to participate in the value of the Company based on its potential.

     The Plan will allow the Board to serve and protect the interests of the Company's stockholders in today's takeover environment. In addition, the Plan will help avoid the threat that a third party could unilaterally put the Company up for sale to serve its own financial interests at your expense. Let me assure you that we are working very hard to achieve the positive results that will prevent that from happening by increasing the value of the Company's shares.

     Neither adoption of the Plan nor issuance of the Rights will weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, will not be taxable to you or to the Company and will not change the way in which you currently can trade shares of the Common Stock of the Company. The Rights will be exercisable only if and when a takeover ensues without prior negotiations with the Board that leads to a fair price, or under circumstances where the Board determines that the acquiror's goals are inconsistent with the long-term welfare of the Company or its stockholders. The Rights will then operate to protect you against being deprived of the right to share in the full measure of your Company's long-term potential.

                                   Sincerely,



                                   Gerald Diamond
                                   Chairman of the Board
                                   and Chief Executive Officer